Exhibit 99.1






                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


                        ELAN ANNOUNCES CONTINUED PROGRESS

DUBLIN, IRELAND, JANUARY 21, 2004--Elan Corporation, plc today announced four transactions collectively representing additional proceeds of approximately $70 million. The transactions are:

o The sale of the company's San Diego office property and the completion of a multi-year rental agreement with the new owner

o The sale, subject to certain closing conditions, of Elan Pharma S.A., a manufacturing and research and development business based in Mezzovico, Switzerland, to affiliates of a U.S. investment banking firm, Sanders Morris Harris, together with the associated fast-melt and effervescent intellectual property

o The sale of the company's Segix Italia manufacturing business, based in Pomezia, Italy, to a management buyout team

o The receipt of a $25 million milestone payment, pursuant to a previously announced term of the amended transaction agreement between Elan and King Pharmaceuticals, Inc. that was contingent upon ongoing patent exclusivity for Skelaxin(TM) (metaxalone).

Elan President and CEO Kelly Martin said, "These transactions are consistent with our strategy of focusing our resources on our core therapeutic focus areas, developing our pipeline, and bringing innovative science to patients. They represent further success in our commitment to reposition Elan for the future."



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Elan Announces Continued Progress
Page 2


About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.




This news release contains forward-looking statements about Elan that involve risks and uncertainties and reflect the company's judgment as of the date of the release. Actual results may differ materially from the company's expectations. For example, the closing of the sale of Elan Pharma S.A. is subject to a number of conditions. The sale may be delayed or may not occur if these conditions are not fulfilled. In addition, the transactions described in the release may not assist in focusing Elan's resources on core therapeutic areas, in developing Elan's pipeline, in bringing innovative science to patients or in repositioning Elan for the future. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.